Act: 1933
Section: 2A-3
Rule:
Public Availability: 3/27/2013



13000916

No Act DC
PE 3/25/13

March 27, 2013

Received SEC
MAR 27 2013
Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Genworth Financial, Inc.
Incoming letter dated March 25, 2013

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

- The Merger will constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and New Parent will be a "large accelerated filer" for purposes of Rule 12b-2 under the Exchange Act.

- New Parent may take into account the Company's reporting history under the Exchange Act in determining its eligibility to use Form S-3. The Company's reporting history under the Exchange Act may also be used in determining whether New Parent "satisfies the registrant requirements for use of Form S-3" within the meaning of Form S-8.

- The Company's Exchange Act reporting history may be taken into account when determining New Parent's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

- Average weekly reported trading volume in Company Class A Common Stock during the time periods specified by Rule 144(e)(1) under the Securities Act may be taken into account in determining the limitations on the amount of New Parent Class A Common Stock that may be sold pursuant to Rule 144(e).

- The Division will not object if New Parent, as successor to the Company, does not file new registration statements under the Securities Act for ongoing offerings of securities covered by the Company's 2012 Form S-3 Registration Statement and the Form S-8 Registration Statements, provided that New Parent adopts the 2012 Form S-3 Registration Statement and the Form S-8 Registration Statements by filing post-effective amendments pursuant to Rule 414 under the Securities Act.

- Based on the facts presented, the Division will not recommend enforcement action if: (1) New Parent does not register under the Securities Act its guarantees of the Company's obligations under the Senior Notes Indenture and the Subordinated Notes Indenture; and (2) New Parent does not qualify the supplemental indentures under the Trust Indenture Act in connection with its guarantee of such obligations. In arriving at these positions, we have noted in particular your opinion as counsel that the indentures governing the Senior Notes and Subordinated Notes authorize the trustees to enter into supplemental indentures without the vote or consent of the holders of the Senior Notes or Subordinated Notes for the purposes of evidencing New Parent's guarantee of the Company's obligations thereunder, and your representations that no vote or consent of the holders of the Senior Notes or Subordinated Notes will be sought, and no consideration will be paid to New Parent, in connection with the issuance of the additional guarantees by New Parent.

- The Division, in coordination with and reliance upon guidance received from the Office of Mergers and Acquisitions, would not raise any objection if in the specific context of the Reorganization, the Company and New Parent interpret the term "registrant," as defined in Exchange Act Rule 14a-1, to include the Company as well as New Parent for the sole purpose of complying with Exchange Act Rule 14a-13.

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions. The responses regarding registration under the Securities Act and qualification under the Trust Indenture Act express the Division's position on enforcement action only and do not purport to express a legal position on the questions presented.

Sincerely,

Charles Kwon
Special Counsel


SECURITIES AND EXCHANGE COMMISSION

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

March 27, 2013

Mail Stop 4561

David S. Lefkowitz
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153-0119

Re: Genworth Financial, Inc.

Dear Mr. Lefkowitz: David

In regard to your letter of March 25, 2013, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

Weil, Gotshal & Manges LLP

767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

David S. Lefkowitz
+1 (212) 310-8850
david.lefkowitz@weil.com

March 25, 2013

Securities Act of 1933
Section 2(a)(3)
Rules 144 and 414
Forms S-3 and S-8

Securities Exchange Act of 1934
Section 12(b)
Rules 12b-2, 12g-3 and 14a-1

Trust Indenture Act
Section 303

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549

Attention: Charles Kwon, Esq.

Re: Genworth Financial, Inc. – Delaware Holding Company Reorganization

Ladies and Gentlemen:

We are acting as counsel for Genworth Financial, Inc., a Delaware corporation (the "***Company***"), in requesting no-action relief or interpretative advice, as appropriate, from the Office of Chief Counsel, Division of Corporation Finance (the "***Division***") of the Securities and Exchange Commission (the "***Commission***") with respect to a number of succession-related issues under the Securities Act of 1933, as amended (the "***Securities Act***"), the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), and the Trust Indenture Act of 1939, as amended (the "***Trust Indenture Act***"), arising from the proposed plan to reorganize the Company's operations into a new holding company structure.

To effect the reorganization, the Company has formed Sub XLVI, Inc., a Delaware corporation and direct, wholly-owned subsidiary of the Company ("***New Parent***"), and, in turn has caused New Parent to form Sub XLII, Inc., a Delaware corporation and direct, wholly-owned subsidiary of New

Parent ("***Merger Sub***"). The holding company organizational structure would be implemented pursuant to Section 251(g) of the General Corporation Law of the State of Delaware ("***DGCL***") by the merger of Merger Sub with and into the Company (the "***Merger***"). The Company would survive the Merger as a direct, wholly-owned subsidiary of New Parent and each outstanding share of capital stock of the Company will be converted in the Merger into a share of capital stock of New Parent having the same designations, rights, powers and preferences and the qualifications, limitations and restrictions thereof, as the share of Company capital stock being converted, and each share of New Parent common stock outstanding immediately prior to the Merger will be cancelled. Immediately following completion of the Merger, the Company will distribute to New Parent, through a dividend (the "***Distribution***"), the 84.6% membership interest in one of its subsidiaries (Genworth Mortgage Holdings, LLC ("***GMHL***")) that it holds directly, and 100% of the shares of another of its subsidiaries (Genworth Mortgage Holdings, Inc. ("***GMHI***")), that will hold the remaining 15.4% of outstanding membership interests of GMHL. At the time of the Distribution, GMHL and GMHI will together own (directly or indirectly) 100% of the shares or other equity interests of all of the subsidiaries that currently conduct the Company's U.S. Mortgage Insurance ("***USMI***") business (these subsidiaries also own the subsidiaries that conduct the Company's European Mortgage Insurance ("***EMI***") business). The Merger and the Distribution are collectively referred to herein as the "***Reorganization***" and are discussed more fully under the heading "Proposed Reorganization" below.

Background Information

The Company is a leading financial security company dedicated to providing insurance, wealth management, investment and financial solutions to more than 15 million customers, with a presence in more than 25 countries. The Company is organized as a holding company that conducts all of its operating businesses through a large number of directly and indirectly owned subsidiaries (almost all of the subsidiaries are directly or indirectly 100% owned by the Company). The Company was incorporated in Delaware in October 2003 as an indirect subsidiary of General Electric Company ("***GE***") in preparation for the initial public offering of the Company's common stock, which was completed on May 28, 2004.

The Company's authorized capital stock consists of two billion three hundred million (2,300,000,000) shares, consisting of: (1) one billion five hundred million (1,500,000,000) shares of Class A Common Stock, par value $.001 per share (the "***Company Class A Common Stock***"); (2) seven hundred million (700,000,000) shares of Class B Common Stock, par value $.001 per share (the "***Company Class B Common Stock***" and together with the Company Class A Common Stock, the "***Company Common Stock***"); and (3) one hundred million (100,000,000) shares of Preferred Stock, par value $.001 per share (the "***Company Preferred Stock***"), issuable in one or more series as provided in the Company's amended and restated certificate of incorporation (the "***Certificate of Incorporation***"). As of March 1, 2013, there were 492,715,023 shares of Company Class A Common Stock and no shares of Company Class B Common Stock or Company Preferred Stock outstanding and 88,416,113 shares of

Company Class A Common Stock held by the Company in its treasury. As of March 1, 2013, there were 265 holders of record of Company Class A Common Stock.

In 2004, concurrently with the Company's initial public offering of the Company Class A Common Stock, the Company sold 2,000,000 shares of 5.25% Series A Cumulative Preferred Stock (the "***Series A Preferred Stock***") in a registered public offering and the shares of Series A Preferred Stock were registered pursuant to Section 12(g) of the Exchange Act. In June 2011, all of the then outstanding shares of Series A Preferred Stock were redeemed on their scheduled redemption date, and the Company has filed a Form 15 to terminate the registration of the Series A Preferred Stock under Rule 12g-4 of the Exchange Act.

In 2004, immediately following the Company's initial public offering, an affiliate of GE owned all the then outstanding shares of Company Class B Common Stock. By the end of March 2006, all of those shares had either been repurchased by the Company or converted (in accordance with their terms) into shares of Company Class A Common Stock, which were then sold by the GE affiliate in a series of sale transactions.

The Company currently is an Exchange Act reporting company, with shares of its Company Class A Common Stock registered pursuant to Section 12(b) of the Exchange Act and listed on the New York Stock Exchange ("***NYSE***") under the symbol "GNW." The Company is current in its Exchange Act reporting requirements.

With respect to Securities Act registration statements, the Company currently has an effective registration statement on Form S-3 (File No. 333-182093) which was filed with the Commission on June 13, 2012 and became effective immediately upon filing thereof (the "***2012 Form S-3 Registration Statement***"). The 2012 Form S-3 Registration Statement relates to debt securities, common stock, preferred stock, warrants, rights and units to be issued in the future (no securities have been issued to date under the 2012 Form S-3 Registration Statement). The Company may publicly offer these securities from time to time at prices and on terms to be determined at the time of the relevant offerings. In addition, the Company currently has effective registration statements on Form S-8 (File Nos. 333-181607, 333-168961, 333-127474 and 333-115825) (the "***Form S-8 Registration Statements***"). The Form S-8 Registration Statements relate to the 2012 Genworth Financial, Inc. Omnibus Incentive Plan, the 2004 Genworth Financial, Inc. Omnibus Incentive Plan, the Genworth Financial, Inc. Retirement and Savings Plan and the Genworth Financial, Inc. Deferred Compensation Plan (the "***Compensation Plans***") pursuant to which shares of Company Class A Common Stock and deferred compensation obligations may be issued to Company employees, directors, consultants or advisors under various types of compensatory awards.

Pursuant to an indenture, dated as of June 15, 2004, between the Company and JPMorgan Chase Bank, as most recently succeeded by The Bank of New York Mellon Trust Company, N.A., as indenture trustee (the "***Base Senior Indenture***"), as supplemented by the First Supplemental Indenture dated as of

June 15, 2004, the Second Supplemental Indenture dated as of September 19, 2005, the Third Supplemental Indenture dated as of June 12, 2007, the Fourth Supplemental Indenture dated as of May 22, 2008, the Fifth Supplemental Indenture dated as of December 8, 2009, the Sixth Supplemental Indenture dated as of June 24, 2010, the Seventh Supplemental Indenture dated as of November 22, 2010 and the Eighth Supplemental Indenture dated as of March 25, 2011, each between the Company and the trustee (collectively, the "***Supplemental Indentures***", and together with the Base Senior Indenture, the "***Senior Notes Indenture***"), the Company has eight series of senior notes outstanding, with an aggregate principal amount outstanding of $3.6 billion as of December 31, 2012 (collectively, the "***Senior Notes***"). In addition, pursuant to an indenture dated as of November 14, 2006, between the Company and The Bank of New York Trust Company, N.A., as succeeded by The Bank of New York Mellon Trust Company, N.A., as indenture trustee (the "***Base Subordinated Indenture***"), as supplemented by the First Supplemental Indenture dated as of November 14, 2006, between the Company and the trustee (together with the Base Subordinated Indenture, the "***Subordinated Notes Indenture***"), the Company has one series of subordinated notes outstanding, with an aggregate principal amount outstanding of $600 million as of December 31, 2012 (the "***Subordinated Notes***"). The Senior Notes and the Subordinated Notes were issued under a Form S-1 registration statement (File No. 333-116069) or Form S-3 registration statements (File Nos. 333-125419, 333-138437 and 333-161562), as applicable (collectively, the "***Old Registration Statements***"). All Senior Notes registered pursuant to the Form S-1 registration statement were sold and the Form S-3 registration statements pursuant to which the Subordinated Notes and the remaining Senior Notes were issued have expired in accordance with Rule 415(a)(5) of the Securities Act.

Proposed Reorganization

The Company is implementing the Reorganization as part of a broader multi-faceted capital plan (the "***Capital Plan***") to strengthen the financial condition and operating flexibility of its USMI subsidiaries and address various concerns of rating agencies, insurance regulators, policyholders and investors. The Company expects that, when implemented, the Capital Plan will reduce the risk of a default under the Senior Notes Indenture, reduce the risk-to-capital ratio (a key insurance regulatory metric) of its principal USMI subsidiary (Genworth Mortgage Insurance Corporation ("***GEMICO***")), decrease the likelihood that the USMI subsidiaries will require additional capital for the foreseeable future and ensure the ability of the USMI subsidiaries to continue to write new business. As discussed below, the Reorganization addressees the first objective. The other objectives will be addressed through other actions to be taken under the Capital Plan, namely: (1) the Company transferring ownership of the EMI subsidiaries to GEMICO and thereby increasing its statutory capital (completed in the first quarter of 2013)[1]; (2) creating an option, under certain adverse conditions (should they occur) for New Parent to

[1] These EMI subsidiaries represent a very small part of the Company's business. As of or for the year ended December 31, 2012, the EMI subsidiaries, in the aggregate, represented less than 1% of the assets, less than 1% of the revenues, 1% of the equity and 0% of the net income available to the Company's common stockholders, in each case of the Company on a consolidated basis (the EMI subsidiaries, in the aggregate, had a net loss available to the Company's common stockholders compared to net income available to the Company's common stockholders on a consolidated basis).

begin writing U.S. mortgage insurance out of USMI entities other than GEMICO; (3) the Company contributing $100 million in cash to GEMICO (expected to occur in the second quarter of 2013); (4) the Company agreeing to contribute another $100 million to GEMICO in the future provided certain adverse events occur; and (5) the Company guaranteeing the receipt by GEMICO of $150 million of intercompany payments in the normal course from the Company's subsidiaries by June 30, 2017. All of the cash payments and asset transfers to be made pursuant to the Capital Plan are "intercompany" in that they currently will be made by the Company to one of its USMI subsidiaries and following the Reorganization (and the Distribution of the USMI subsidiaries to New Parent) will be made by the Company to that same USMI subsidiary when it is owned by New Parent (in both cases, the payments and asset transfers will be made by and to companies owned indirectly 100% by the public stockholders of the Company or, immediately after the Merger, New Parent). Further, none of the actions under the Capital Plan require stockholder approval and none of them (except for the Distribution) are dependent on the completion of the Merger. The Reorganization is not being effected in connection with any currently pending or planned third-party corporate transactions.

Through the Reorganization, the Company proposes to reorganize its operations into a new holding company structure whereby the Company would become a direct, wholly-owned subsidiary of New Parent and the Company will distribute to New Parent, through a dividend, the 84.6% membership interest in GMHL that it holds directly, and 100% of the shares of GMHI, that will hold the remaining 15.4% of outstanding membership interests of GMHL. At the time of the Distribution, GMHL and GMHI will together own (directly or indirectly) 100% of the shares or other equity interests of all of the subsidiaries that currently conduct the Company's USMI business (these subsidiaries also own the Company's EMI subsidiaries).[2] As explained below, the Reorganization is being effected to address rating agencies' concerns about the linkages between the Company and the USMI subsidiaries.

Beginning with the onset of the global financial crisis in 2008, the Company and its subsidiaries have been the subject of various rating downgrades by Moody's Investor's Service ("***Moody's***") and Standard & Poor's Ratings Services (together, the "***Rating Agencies***"), in part as a result of adverse conditions affecting the U.S. housing and mortgage market generally and the significant losses incurred by the Company's USMI business. These downgrades have increased the Company's and its subsidiaries' operating expenses and reduced their financial flexibility. The Company currently has the lowest investment grade rating from each of the Rating Agencies. The Company seeks to preserve its investment grade rating and the Rating Agencies have indicated that the current linkage between the Company and its USMI subsidiaries is a significant credit negative because the occurrence of certain bankruptcy or insolvency events related to certain of the USMI subsidiaries (however unlikely the

[2] As of or for the year ended December 31, 2012, the USMI and EMI subsidiaries, in the aggregate, represented 3% of the assets, 7% of the revenues, 11% of the equity and 0% of the net income available to the Company's common stockholders, in each case of the Company on a consolidated basis (the USMI and EMI subsidiaries, in the aggregate, had a net loss available to the Company's common stockholders compared to net income available to the Company's common stockholders on a consolidated basis).

Company believes that to be) currently would constitute an event of default under the Senior Notes Indenture.[3] Upon a bankruptcy or insolvency event of default relating to those USMI subsidiaries, all of the Senior Notes would accelerate and immediately become due and payable.

Following the completion of the Reorganization, the USMI subsidiaries will be subsidiaries of New Parent but not of the Company and therefore the occurrence of the bankruptcy or insolvency events related to any of the USMI subsidiaries will no longer be events of default under the Senior Notes Indenture. The Company believes that the Reorganization will be credit positive and increases the likelihood that the investment grade ratings will be maintained because it delinks the USMI subsidiaries (and the risks associated with those subsidiaries) from the Company, which is the issuer of the Senior Notes. We note that Moody's recently confirmed the Company's investment grade rating following the Company's announcement of its Capital Plan (including its intention to pursue the Reorganization, subject to receipt of approvals from various regulators) as discussed below, but indicated that certain events, including the failure of the Company to "execute the reorganization plan" could put downward pressure on the Company's ratings.

To effect the Merger, the Company has incorporated New Parent as a Delaware corporation and direct, wholly-owned subsidiary of the Company and, in turn, has caused New Parent to form Merger Sub as a Delaware corporation and direct, wholly-owned subsidiary of New Parent. Prior to the Merger, each of New Parent and Merger Sub would have a nominal amount of stock outstanding, have no assets (other than nominal amounts of cash and cash equivalents representing its initial capitalization (and, in the case of New Parent, the stock of Merger Sub)), have no liabilities and have conducted no business operations.

In the Merger, each share of Company Class A Common Stock issued and outstanding immediately prior to the Merger and each share of Company Class A Common Stock held in the treasury of the Company immediately prior to the Merger would convert into one issued and outstanding or treasury, as applicable, share of the Class A common stock of New Parent ("***New Parent Class A Common Stock***"), having the same designations, rights, powers and preferences and the qualifications, limitations and restrictions as the Company Class A Common Stock being converted. Each share of common stock of Merger Sub issued and outstanding immediately prior to the Merger would convert into a specified number of shares of common stock of the surviving corporation in the Merger (i.e., the Company), and each share of New Parent common stock outstanding immediately prior to the Merger would be cancelled. As a result of the Merger, the Company would become a direct wholly-owned subsidiary of New Parent. Shares of New Parent Class A Common Stock will be listed on the NYSE.

The Company's Board of Directors would effect the Merger without a vote of the Company's stockholders pursuant to Section 251(g) of the DGCL. Section 251(g) permits a Delaware corporation

[3] The Company's Subordinated Notes Indenture does not have similar events of default that cover subsidiaries of the Company.

to establish a holding company structure by merging with a direct or indirect wholly-owned subsidiary without obtaining stockholder approval. Under a Section 251(g) reorganization, appraisal rights are not available to the Company's stockholders. However, Section 251(g) contains provisions intended to insure that the rights of the stockholders of the Company are not changed by or as a result of such reorganization.[4]

The Merger would conform in all respects with the required provisions of Section 251(g) of the DGCL. The only constituent entities to the Merger would be the Company and its direct or indirect wholly-owned subsidiaries (i.e., New Parent and Merger Sub); all of which are Delaware corporations. Immediately following the Merger, the certificate of incorporation and bylaws of New Parent would be identical to those of the Company immediately prior to the Merger (other than provisions regarding certain technical matters, as permitted by Section 251(g)). Upon consummation of the Merger, the Company would be a direct, wholly-owned subsidiary of New Parent. The Company's directors immediately prior to consummation of the Merger would be the same as the directors of New Parent immediately following consummation of the Merger.[5] The Company would survive the Merger with a certificate of incorporation identical in substance to the Company's Certificate of Incorporation immediately prior to the Merger (other than provisions regarding certain technical matters, as permitted by Section 251(g), including a change of the Company's name to Genworth Holdings, Inc.). The Company's stockholders will not recognize any gain or loss for U.S. federal income tax purposes upon the conversion of their shares of Company Class A Common Stock in connection with the Merger.

Immediately following completion of the Merger, the Company will distribute to New Parent, through a dividend, the 84.6% membership interest in GMHL that it owns directly, and 100% of the shares of GMHI, that will hold the remaining 15.4% of outstanding membership interests of GMHL. At the time of the Distribution, GMHL and GMHI will together own (directly or indirectly) 100% of the shares or other equity interests of all of the subsidiaries that currently conduct the Company's USMI business (these subsidiaries also own the Company's EMI subsidiaries).

Following the Merger, New Parent will voluntarily become a guarantor of, but will not assume, the outstanding Senior and Subordinated Notes registered under the Old Registration Statements. In addition, the Company currently expects that New Parent will guarantee the Company's payment obligations under any debt issued in the future by the Company under the 2012 Form S-3 Registration Statement. Accordingly, following the Merger and the effectiveness of New Parent's status as a "successor issuer" of the Company as discussed below under no-action request #2 (Forms S-3 and S-8), the Company will be exempt pursuant to Rule 12h-5 from the reporting obligations under Section 15(d)

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[4] In our opinion, the issuance of the New Parent Class A Common Stock in the Merger as part of the Reorganization does not involve an "offer," "offer to sell," "offer for sale" or "sale" within the meaning of Section 2(a)(3) of the Securities Act.

[5] Although not required by Section 251(g) of the DGCL, we note that the executive management of New Parent following the Merger will be the same as the executive management of the Company immediately prior to the Merger.

of the Exchange Act.[6] New Parent is voluntarily providing the guarantee to eliminate the need for the Company to continue filing Exchange Act reports with the Commission (and thereby avoiding the increased costs and efforts associated with maintaining two full reporting companies) as well as to enable the holders of the Senior Notes and the Subordinated Notes to continue to benefit from the value of the USMI subsidiaries that will be dividended to New Parent in the Distribution.

Rule 12h-5 exempts subsidiary issuers of parent-guaranteed securities from the reporting requirements of Section 13(a) or 15(d) of the Exchange Act where the parent company's periodic reports include modified financial information as permitted by paragraphs (b) through (f) of Rule 3-10 under Regulation S-X. Rule 3-10(c) under Regulation S-X applies where an operating subsidiary (such as the Company following the Merger) issues or has issued securities and such subsidiary's parent company guarantees those securities. Rule 3-10(c) provides that the "registration statement, parent company annual report, or parent company quarterly report" need not include financial statements of the subsidiary issuer if:

(1) The issuer is 100% owned by the parent company guarantor;

(2) The guarantee is full and unconditional;

(3) No other subsidiary of the parent company guarantees the securities; and

(4) The parent company's financial statements are filed for the periods specified by Rules 3-01 and 3-02 under Regulation S-X, and include, in a footnote, condensed consolidating financial information for the same periods as required in Rule 3-10(c)(4).

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[6] The Company filed its annual report on Form 10-K for the year ended December 31, 2012 on February 28, 2013. In the event the Company completes the Merger during the second fiscal quarter of 2013, the Company would file a quarterly report on Form 10-Q for the quarter ended March 31, 2013 on or before the regularly scheduled due date for such report (May 10, 2013). New Parent would begin making Exchange Act filings from and after the date the Merger is completed in the second quarter of 2013, with its first periodic report being the quarterly report on Form 10-Q for the quarter ended June 30, 2013 on or before the regularly scheduled due date for such report (August 9, 2013). This New Parent quarterly report on Form 10-Q for the quarter ended June 30, 2013 will include the condensed consolidated financial information footnote required by Rule 3-10(c)(4) of Regulation S-X covering the three and six months ended June 30, 2013 and the comparable periods of the prior year, and will reflect the Company's results prior to completion of the Merger and New Parent's results after the completion of the Merger. New Parent will also file a quarterly report for the quarter ended September 30, 2013 with the condensed consolidated financial information footnote for the most recent three month and year-to-date periods, and the comparable periods of the prior year. In addition, New Parent will file its first annual report on Form 10-K for the year ended December 31, 2013 on or before the regularly scheduled due date for such report (March 1, 2014) which will include the audited condensed consolidated financial information footnote for the years ended December 31, 2013, 2012 and 2011.

The Company recognizes that if it would like to use the 2012 Form S-3 Registration Statement to issue new debt securities guaranteed by New Parent prior to New Parent filing its annual report on Form 10-K for the year ended December 31, 2013 with the condensed consolidating financial information footnote discussed above, it will be required to file the audited condensed consolidated financial information footnote for the years ended December 31, 2012, 2011 and 2010 prior to the offer and sale of any such guaranteed debt securities.

New Parent and the Company will meet the first three requirements of Rule 3-10(c) following the Merger. The Company will be 100% owned, directly or indirectly, by New Parent following the Merger. New Parent's guarantee of the Company's indebtedness will be full and unconditional as defined in Rule 3-10(h)(2) under Regulation S-X. No other subsidiary of New Parent will guarantee the Company's indebtedness.

With respect to the fourth requirement of Rule 3-10(c), prior to the effective time of the Merger, New Parent will not be a reporting company for purposes of Sections 13(a) and 15(d). As a result, New Parent will not have filed the reports required by Rule 3-01 or 3-02. However, New Parent will, on a consolidated basis, have substantially the same assets, businesses and operations as the Company immediately prior to the completion of the Merger and will be the successor to the Company.[7] The Company has been subject to, and has complied with, the reporting requirements of Section 13 of the Exchange Act for the requisite periods. Moreover, New Parent will include the required condensed consolidating financial information in all future Exchange Act reports that require consolidated financial statements to be presented.

At the time New Parent files the financial statements containing the condensed consolidating financial information for the required periods, the Company will be exempt from the Exchange Act reporting obligations pursuant to Rule 12h-5. As stated in the Commission's adopting release for Rule 12h-5 (Release Nos. 33-7878 and 34-43124 (August 4, 2000)), the exemption contained in Rule 12h-5 is automatic and there is no need to seek no-action relief from the Commission. We note, however, that no-action relief was granted by the Commission in similar circumstances where the parent does not initially satisfy the requirements of the applicable provision of Rule 3-10(b) through (f), but later fulfills the requirements. See, e.g., ConocoPhillips (available August 23, 2002).[8] Similar to the ConocoPhillips facts, New Parent's consolidated financial statements to be filed as part of its future Exchange Act reports will include the requisite condensed consolidated financial information in compliance with Rule 3-10(c) as discussed in Footnote 6. We also confirm that the full and unconditional New Parent guarantee will be in effect immediately following the completion of the Merger.

New Parent will file a post-effective amendment to the 2012 Form S-3 Registration Statement to adopt the Form S-3 Registration Statement pursuant to Rule 414 and add the Company as a registrant thereunder, and also to add the Company's debt securities and New Parent's guarantee of those debt securities as additional securities that may be issued under the 2012 Form S-3 Registration Statement.

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[7] We note that the Company disclosed in its Quarterly Report on Form 10-Q filed on November 2, 2012 that on October 26, 2012 it had signed an agreement to sell its reverse mortgage business for $22 million (subject to customary closing conditions and regulatory approvals) and that it expected to close the sale in early 2013. The Company currently expects to close the sale shortly before the closing of the Merger.

[8] ConocoPhillips requested relief under Rule 3-10(d) of Regulation S-X because the issuer of securities was a subsidiary and the subsidiary's parent and another subsidiary of that parent issued guarantees.

The Company would be permitted to utilize the 2012 Form S-3 Registration Statement for new issuances of debt securities as a majority-owned subsidiary of New Parent pursuant to General Instruction I.D. of Form S-3.[9]

New Parent will also file post-effective amendments to each of the Form S-8 Registration Statements pursuant to Rule 414 to adopt the Form S-8 Registration Statements and assume all of the Company's obligations with respect to the outstanding shares and deferred compensation obligations registered on the Form S-8 Registration Statements for distribution pursuant to the Compensation Plans. The outstanding stock options, stock appreciation rights, stock units or other rights to receive Company Class A Common Stock under the Compensation Plans would convert into stock options, stock appreciation rights, stock units or other rights for the same number of shares of New Parent Class A Common Stock, with the same rights and conditions as such awards had prior to the Merger.

Upon consummation of the Merger, New Parent will timely file a current report on Form 8-K describing the Merger (and the other aspects of the Reorganization), as well as post-effective amendments to the 2012 Form S-3 Registration Statement and the Form S-8 Registration Statements reflecting that New Parent would become a "successor issuer" under the registration statements pursuant to Rule 414 under the Securities Act as discussed below under no-action request #3 (Rule 414).

Request

On behalf of the Company, we respectfully request a no-action letter or interpretative advice from the Division concurring in each of the following conclusions, each of which is discussed more fully under the heading "Discussion" below:

1. Supplemental Indentures and New Parent Guarantee: Securities Act and Trust Indenture Act -- The provision of the full and unconditional guarantee by New Parent of all of the Company's payment obligations under the Senior Notes Indenture and the Subordinated Notes Indenture and the execution of the supplemental indentures do not involve an "offer," "offer to sell," "offer for sale" or "sale" within the meaning of Section 2(a)(3), and as those definitions are incorporated by reference into Section 303(2) of the Trust Indenture Act and, therefore, registration of the

[9] General Instruction I.D.(1)(c)(ii) states that Form S-3 is available for the offering of securities of a majority-owned subsidiary of the parent registrant pursuant to Rule 415, Rule 430A, or Rule 430B if the parent registrant is a well-known seasoned issuer and if the securities of the majority-owned subsidiary being registered are non-convertible securities (other than common equity) and the parent registrant provides a full and unconditional guarantee, as defined in Rule 3-10 under Regulation S-X, of the payment obligations on the non-convertible securities. Following the Merger, the Company will be a "majority-owned subsidiary" of New Parent within the meaning of Rule 405 under the Securities Act, since 100% of its voting securities will be owned by New Parent. Further, New Parent is expected to be a well-known seasoned issuer as defined in Rule 405 under the Securities Act. In addition, New Parent will provide a full and unconditional guarantee of the payment obligations of any debt securities being registered, and these debt securities will be non-convertible securities (other than common equity).

New Parent guarantee is not required under the Securities Act nor is qualification of the supplemental indentures required under the Trust Indenture Act.

2. Forms S-3 and S-8 -- New Parent will be entitled to take into account the Company's reporting history prior to the Merger in determining whether New Parent (i) is eligible to use Form S-3 and (ii) "satisfies the registrant requirements for use of Form S-3," as such phrase is used in the General Instructions of Form S-8.

3. Rule 414 -- Following the Merger, for purposes of Rule 414 under the Securities Act, the 2012 Form S-3 Registration Statement and the Form S-8 Registration Statements would be deemed to be the registration statements of New Parent as a "successor issuer" and New Parent may offer and sell securities under the 2012 Form S-3 Registration Statement and each of the Form S-8 Registration Statements by filing post-effective amendments to the 2012 Form S-3 Registration Statement and each of the Form S-8 Registration Statements in lieu of filing new registration statements.

4. Rule 144(c)(1) and Rule 144(e) -- For purposes of Rule 144 under the Securities Act, (a) New Parent may include the Company's reporting history and status prior to the Merger in determining whether New Parent has complied with the public information requirements of Rule 144(c)(1) and (b) the most recent report or statement published by the Company prior to the effective time of the Merger and the average weekly reported trading volume in Company Class A Common Stock during the time periods specified in Rule 144(e)(1) may be taken into account in determining the applicable limitation on amount of New Parent Class A Common Stock which may be sold in compliance with Rule 144(e)(1).

5. Rule 12g-3(a) -- Upon issuance of the New Parent Class A Common Stock in exchange for Company Class A Common Stock in the Merger, the New Parent Class A Common Stock will be deemed registered under Section 12(b) of the Exchange Act, notwithstanding that, upon consummation of the Merger, there are less than 300 holders of record.

6. Rule 12b-2 -- Upon consummation of the Merger, New Parent as a successor issuer to the Company, will be deemed a large accelerated filer for purposes of Rule 12b-2 under the Exchange Act.

7. Rule 14a-1 -- The term "registrant" in Rule 14a-1 may be interpreted to include the Company, in connection with a holding company reorganization under Section 251(g) of the DGCL on the facts set forth in this letter, solely for the limited regulatory purpose of determining the relevant record holders as required by Rule 14a-13. Based on that interpretation, notifications to and inquiries of brokers, dealers, voting trustees, banks, associations, or other entities that exercise fiduciary powers (in nominee name or otherwise) that are required under Rule 14a-13 in connection with New Parent's 2013 annual stockholders meeting (to be held after completion of

the Merger) may be made to the relevant record holders of the Company's Class A Common Stock prior to the Merger at a date, as required by Rule 14a-13(a)(3), that is at least 20 business days prior to the record date for that meeting.

We note that the Division has granted relief similar to that requested in this letter (except for no-action request #7 (Rule 14a-1), as discussed below) in several comparable circumstances, including similar holding company reorganizations under Section 251(g) of the DGCL. See, e.g., HCA, Inc., supra; The Dress Barn, Inc. (available August 13, 2010); GulfMark Offshore, Inc. (available January 11, 2010); MF Global Ltd. (available December 15, 2009); Tim Hortons Inc. (available September 9, 2009); Weatherford International Ltd. (available January 14, 2009); Willbros Group, Inc. (available February 27, 2009); Pediatrix Medical Group, Inc. (available December 22, 2008); Otter Tail Corporation (available December 19, 2008); Mentor Corporation (available September 26, 2008); Dollar Tree Stores, Inc. (available February 20, 2008); InterDigital Communications Corporation (available June 25, 2007); Ford Motor Credit Co. (available March 21, 2007); Hecla Mining Company (available October 31, 2006); Mercer International, Inc. (available December 12, 2005); Matria Healthcare, Inc. (available February 10, 2005); and Adolph Coors Company (available August 25, 2003). Although we are not aware of any case where a registrant has requested the relief described in no-action request #7 (Rule 14a-1) above, as explained in the detailed discussion of no-action request #7 (Rule 14a-1) below, we believe the requested interpretive relief is appropriate in this case.

Discussion

1. Supplemental Indentures and New Parent Guarantee: Securities Act and Trust Indenture Act

In connection with the transactions contemplated by the Merger, New Parent and the Company will enter into supplemental indentures with the Company and the trustee that provide for the full and unconditional guarantee by New Parent of all of the Company's payment obligations under the Senior Notes Indenture and the Subordinated Notes Indenture, including the payment of the principal of and interest on all of the Senior Notes and the Subordinated Notes. New Parent's guarantee of the Subordinated Notes will be subordinated on the same basis as the Subordinated Notes are subordinated.

As discussed above, New Parent is voluntarily providing the guarantee of the Company's payment obligations under the Senior Notes Indenture and the Subordinated Notes Indenture to eliminate the need for the Company to continue filing Exchange Act reports with the Commission (and thereby avoiding the increased costs and efforts associated with maintaining two full reporting companies) as well as to enable the holders of the Senior Notes and the Subordinated Notes to continue to benefit from the value of the USMI subsidiaries that will be dividended to New Parent in the Distribution. New Parent is not required by the terms of the Senior Notes Indenture or the Subordinated Notes Indenture, or by law, to provide the guarantees in connection with the Reorganization. Section 10.01 of the Senior Notes Indenture and Section 9.01 of the Subordinated Notes Indenture specifically authorize the relevant trustee to enter into a supplemental indenture with the Company and New Parent to evidence the guarantees without the vote or consent of the holders of the Senior Notes or the Subordinated Notes, respectively. Accordingly, it is our opinion that no vote or consent of the holders of the Senior Notes or the Subordinated Notes is required for New Parent, the Company and the relevant trustee to enter into supplemental indentures to provide the New Parent guarantee of the Company's payment obligations under the Senior Notes Indenture and the Subordinated Notes Indenture, including the payment of the principal of and interest on all of the Senior Notes and the Subordinated Notes. Section 10.01 of the Senior Notes Indenture and Section 9.01 of the Subordinated Notes Indenture each require the Company, or counsel to the Company, to deliver an opinion to the relevant trustee stating that all conditions precedent to the execution of each supplemental indenture have been complied with. We, as counsel to the Company, will deliver an opinion to the relevant trustee stating that all conditions precedent to the execution of each supplemental indenture have been complied with, implicit in which we believe is our opinion that no vote or consent of the holders of the Senior Notes or the Subordinated Notes is required, as none are being sought or obtained.

Section 2(a)(3) of the Securities Act states that the "sale" of a security must involve some disposition "for value." As the term "security" is defined under Section 2(a)(1) of the Securities Act, the guarantees of New Parent relating to the Senior Notes are securities issued by New Parent. Under the terms of the Senior Notes Indenture and the Subordinated Notes Indenture, holders of the Senior Notes and the Subordinated Notes do not have a right to vote upon or contest the Merger, the issuance of New Parent's guarantee or the execution of the supplemental indentures in connection with the Merger. As a result, such holders will not make a "new" investment decision with respect to a new security. Moreover, holders of these debt securities will not pay any consideration or give up any rights or anything else of value in connection with New Parent's guarantee of the Company's payment obligations under the Senior Notes Indenture or the Subordinated Notes Indenture. In addition, we note that no new securities are being issued in exchange for the existing notes – the Senior Notes and the Subordinated Notes will remain outstanding and a new security, the New Parent guarantee, will be issued for the benefit of the holders of the Senior Notes and the Subordinated Notes. Accordingly, in our opinion, there is no "sale" within the meaning of Section 2(a)(3) and, therefore, no requirement to register the offering, sale or delivery of New Parent's guarantee. See, e.g., Shire Pharmaceuticals Group plc (available November 17, 2005); and Manulife Financial Corp. (available March 15, 2005).

For the same reasons, it is our opinion that New Parent's guarantee will not constitute a "sale" within the meaning of Section 303(2) of the Trust Indenture Act, which adopts the definition of "sale" contained in Section 2(a)(3). Accordingly, it is our opinion that qualification of the supplemental indentures is not required under the Trust Indenture Act.

We request you concur in our opinion that the provision of the full and unconditional guarantee by New Parent of all of the Company's payment obligations under the Senior Notes Indenture and the Subordinated Notes Indenture and the execution of the supplemental indentures do not involve an "offer," "offer to sell," "offer for sale" or "sale" within the meaning of Section 2(a)(3), and as those definitions are incorporated by reference into Section 303(2) and, therefore, registration of the New Parent guarantee is not required under the Securities Act nor is qualification of the supplemental indentures required under the Trust Indenture Act. The Division has reached the same conclusion in comparable fact situations for which no-action letters were issued. See, e.g., Matria Healthcare, supra; El Paso Natural Gas Company, supra; Pan American World Airways, Inc. (available May 28, 1984); Hartmarx Corporation (available July 21, 1983); U.S. Air, Inc. (available July 1, 1982); The Limited Stores, Inc. (available May 12, 1982); and Anheuser Busch, Incorporated (available April 16, 1979).

2. Forms S-3 and S-8

General Instruction I.A.7.(a) of Form S-3 under the Securities Act provides that a successor registrant shall be deemed to have met the conditions for eligibility to use Form S-3 set forth in General Instructions I.A.1., 2., 3. and 5. of Form S-3 if its predecessor and it, taken together, do so, provided that the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company and that the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor.

As indicated above, the primary purpose of the Merger is to form a new holding company. In addition, the consolidated assets and liabilities of New Parent immediately subsequent to the Merger will be substantially the same as the consolidated assets and liabilities of the Company immediately prior to the Merger. Moreover, the directors and executive management of New Parent immediately following the Merger will be the same as the directors and executive management of the Company immediately prior to the Merger. In the absence of any economic and substantive consequence, we believe that, following the Merger, New Parent should be deemed to be a successor registrant and should be able to include the prior activities of the Company in determining whether the requirements as to the use of Form S-3 have been met by New Parent and in determining whether New Parent "satisfies the registrant requirements for use of S-3," as such phrase is used in the General Instructions of Form S-8. Such a determination would be consistent with relief granted by the Division in similar circumstances. See, e.g., HCA Inc., supra; Pediatrix Medical Group, Inc., supra; and Dollar Tree Stores, Inc., supra.

Accordingly, we respectfully request that you concur in our opinion that after the Merger, New Parent will be entitled to take into account the Company's reporting history prior to the Merger in determining whether New Parent (i) is eligible to use Form S-3 and (ii) "satisfies the registrant requirements for use of Form S-3," as such phrase is used in the General Instructions of Form S-8.

3. Rule 414

Rule 414 under the Securities Act provides that if an issuer is succeeded by another issuer for the purpose of changing its form of organization, the registration statements of the predecessor issuer will be deemed the registration statements of the successor issuer for purposes of continuing the offerings, provided that the conditions enumerated in Rule 414 are satisfied. We are of the opinion that the 2012

Form S-3 Registration Statement and the Form S-8 Registration Statements of the Company should be deemed to be the registration statements of New Parent as the "successor issuer for the purpose of continuing the offering," because the Merger would change the Company's "form of organization" and would substantially meet all the other conditions enumerated in Rule 414.

Paragraph (a) of Rule 414 requires that immediately prior to the succession, the successor will have no assets or liabilities other than nominal assets or liabilities. As described above, immediately prior to the Merger, New Parent will have a nominal amount of stock outstanding, have no assets (other than nominal amounts of cash and cash equivalents representing its initial capitalization and the stock of Merger Sub), have no liabilities and have conducted no business operations.

Paragraph (b) of Rule 414 requires that the succession be effected by a statutory merger or similar succession in which the successor acquires all assets and assumes all of the liabilities and obligations of the predecessor issuer. In the Merger, New Parent would not directly acquire all of the assets or assume all of the liabilities and obligations of the Company; however, the Division has not viewed this technicality relating to paragraph (b) of Rule 414 as making Rule 414 inapplicable to similar holding company reorganizations. See, e.g., HCA Inc., supra; and Hecla Mining Company, supra. Although the assets and liabilities would remain with the Company after the Merger or be owned indirectly by New Parent through GMHL and GMHI, New Parent would nonetheless hold an interest in the Company's, GMHL's and GMHI's assets and liabilities as the sole stockholder or membership interest holder (directly or indirectly) of the Company, GMHL and GMHI. Therefore, immediately following the Merger, the assets, liabilities and stockholders' equity of New Parent, on a post-Merger consolidated basis, would be the same as those of the Company immediately prior to the Merger.

Paragraph (c) of Rule 414 requires that the succession be approved by securityholders of the predecessor issuer. Although paragraph (c) contemplates stockholder approval of the Merger, Delaware law does not require stockholder approval under Section 251(g) of the DGCL and stockholder approval for the Merger is not required by the Company's Certificate of Incorporation or bylaws.

As required by paragraph (d) of Rule 414, after the Merger, New Parent will file a post-effective amendment to the 2012 Form S-3 Registration Statement and each of the Form S-8 Registration Statements expressly adopting the statements in the 2012 Form S-3 Registration Statement and the Form S-8 Registration Statements as its own for all purposes of the Securities Act and the Exchange Act, and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the Merger, or necessary to keep the 2012 Form S-3 Registration Statement and the Form S-8 Registration Statements from being misleading in any material respect.

The Division has granted no-action relief in connection with several reorganizations that did not meet all of the Rule 414(b) and (c) requirements, including shareholder approval. See, e.g., HCA Inc., supra; Willbros Group, Inc., supra; Pediatrix Medical Group, Inc., supra; and Dollar Tree Stores, Inc., supra. Accordingly, we respectfully request that you concur in our opinion that, following the Merger, the 2012 Form S-3 Registration Statement and the Form S-8 Registration Statements would be deemed to be the registration statements of New Parent as a "successor issuer" and New Parent may offer and sell securities under the 2012 Form S-3 Registration Statement and each of the Form S-8 Registration Statements by filing post-effective amendments to the 2012 Form S-3 Registration Statement and each of the Form S-8 Registration Statements in lieu of filing new registration statements.

4. Rule 144(c)(1) and Rule 144(e)

We recognize that affiliates of New Parent who desire to sell New Parent Class A Common Stock, absent registration under the Securities Act, must sell those shares pursuant to Rule 144 under the Securities Act or some other applicable exemption. Rule 144(c) under the Securities Act requires that, in order for sales of securities to be made in reliance on the "safe harbor" provided by Rule 144, there must be made available "adequate current public information" with respect to the issuer for purposes of such Rule. Pursuant to Rule 144(c)(1), this requirement will be deemed to be satisfied where the issuer (i) is, and has been for a period of at least 90 days immediately before the sale of the securities, subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, (ii) has filed all of the reports required to be filed by it under Section 13 for the 12 months preceding such sale (or for such shorter period that it was required to file such reports); and (iii) has submitted electronically and posted on is corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T, during the 12 months preceding such sale (or for such shorter period that it was required to submit and post such files).

The purpose of Rule 144(c)(1), like the reporting requirements for Form S-3, is to ensure that adequate, detailed information about the registrant and its securities is available for public inspection. Although a literal application of Rule 144(c)(1) would prevent affiliates of New Parent from utilizing Rule 144 during the first 90 days after the effective time of the Merger, we believe that the prior activities of the Company may be taken into account for purposes of determining whether New Parent satisfies the Rule 144(c)(1) eligibility requirements. In this instance, the information to be furnished to the public concerning New Parent would be adequate and current. The Company has been a reporting company under the Exchange Act for more than eight years. All reports required to be filed by the Company under the Exchange Act have been timely filed or will be timely filed prior to the Merger, including a current report on Form 8-K with respect to the Company's completion of the Merger. Similarly, New Parent will be subject to the reporting requirements of Section 13 following the Merger. Each Interactive Data File required to be submitted and posted by the Company pursuant to Rule 405 also has been or will be timely submitted electronically and posted on the Company's corporate Web site prior to the Merger. Immediately following the Merger, New Parent will have the same consolidated assets, liabilities, businesses, management and operations as the Company immediately prior to the Merger. For this reason and others, in our opinion, an investment in New Parent Class A Common Stock is substantially the same as an investment in the Company Class A Common Stock. Therefore, we conclude that strict compliance with the 90-day waiting period is not necessary to effectuate the purpose of the Rule in light of the comprehensive disclosures in prior Exchange Act reports and the continuing reporting that will be made by New Parent. Based on the foregoing, we are of the opinion that, for purposes of Rule 144, New Parent may include the Company's reporting history and status prior to the Merger in determining whether New Parent has complied with the public information requirements of Rule 144(c)(1) and thus, New Parent should be deemed to have complied with the public information requirements of Rule 144(c)(1) immediately after the Merger if the Company has complied with the requirements of Rule 144 until the effective time of the Merger. The Division has taken similar positions in connection with comparable transactions. See, e.g., HCA Inc., supra; The Dress Barn, Inc., supra; Pediatrix Medical Group, Inc., supra; Mentor Corporation, supra; Otter Tail Corporation, supra; and Dollar Tree Stores, Inc., supra.

For the same reasons discussed above, we conclude that, for purposes of Rule 144, the most recent report or statement published by the Company prior to the effective time of the Merger and the average weekly reported volume of trading in Company Class A Common Stock during the time periods specified in Rule 144(e)(1) under the Securities Act occurring immediately prior to the effective time of the Merger may be taken into account by holders of New Parent Class A Common Stock in determining the applicable limitation on the amount of New Parent Class A Common Stock which may be sold in compliance with Rule 144(e)(1). The Division has taken a similar position with respect to Rule 144 in the context of a transaction similar to the Merger. See, e.g., IPC Information Systems, Inc. (available May 20, 1999); and El Paso Natural Gas Company, supra. In connection with the foregoing conclusion, we note that the number of shares of New Parent Class A Common Stock outstanding immediately following the effective time of the Merger will be the same as the number of shares of Company Class A Common Stock outstanding immediately preceding the Merger.

Accordingly, we respectfully request that you concur in our opinion that for purposes of Rule 144, (a) New Parent may include the Company's reporting history and status prior to the Merger in determining whether New Parent has complied with the public information requirements of Rule 144(c)(1) and (b) the most recent report or statement published by the Company prior to the effective time of the Merger and the average weekly reported trading volume in Company Class A Common Stock during the time periods specified in Rule 144(e)(1) may be taken into account in determining the applicable limitation on amount of New Parent Class A Common Stock which may be sold in compliance with Rule 144(e)(1).

5. Rule 12g-3(a)

Rule 12g-3(a) under the Exchange Act provides in relevant part that "where in connection with a succession by merger, consolidation, exchange of securities or acquisition of assets, or otherwise, securities of an issuer that are not already registered pursuant to Section 12 of the [Exchange] Act are issued to the holders of any class of equity securities of another issuer which is registered pursuant to Section 12(b) or (g) of the [Exchange] Act, the class of securities so issued shall be deemed to be registered under the same paragraph of Section 12 of the [Exchange] Act unless upon consummation of the succession. . . (2) All securities are held of record by less than 300 persons. . ." We believe that the

Merger should constitute a "succession" for purposes of Rule 12g-3(a) and, therefore, that, upon issuance of New Parent Class A Common Stock to the holders of Company Class A Common Stock in exchange therefor, the New Parent Class A Common Stock should be deemed registered under Section 12(b), notwithstanding that there likely will be less than 300 holders of record of the New Parent Class A Common Stock. Because the Company Class A Common Stock was previously registered under Section 12(b) and is listed on the NYSE, following the effective time of the Merger, the New Parent Class A Common Stock should be deemed to be registered under Section 12(b).

Although the definition of "succession" in Rule 12b-2 under the Exchange Act specifically contemplates the "direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase, or other direct transfer," and does not explicitly contemplate a holding company reorganization, no-action positions taken by the Division in the past indicate that the structure of the Merger should constitute a "succession" for purposes of Rule 12g-3(a). See, e.g., The Mosaic Company (available February 3, 2011); HCA Inc., supra; The Dress Barn, Inc., supra; Willbros Group, Inc., supra; Pediatrix Medical Group, Inc., supra; Otter Tail Corporation, supra; Mentor Corporation, supra; Dollar Tree Stores, Inc., supra; InterDigital Communications Corporation, supra; and IPC Information Systems, Inc., supra. In connection with the Merger, the Company and New Parent will make all filings necessary to deregister the Company Class A Common Stock with the Commission and to register the New Parent Class A Common Stock with the Commission. New Parent plans to include in a Form 8-K, to be filed shortly after the effective time of the Merger, a statement that the New Parent Class A Common Stock being issued in connection therewith is registered under Section 12(b).

In addition, in Release No. 33-7431, in which the Commission eliminated Form 8-B under the Exchange Act and amended Rule 12g-3, the Commission noted:

> "Rule 12g-3 is now being amended to include other transactions, such as the succession of a non-reporting issuer to more than one reporting issuer, either through consolidation into a new entity or a holding company formation. Currently, in this type of succession, both existing issuers must deregister their securities under the Exchange Act, and the successor must file a Form 8-B. As a result of the amendments adopted today, the securities of the successor issuer will be deemed automatically registered under Section 12 of the Exchange Act."

Phase Two Recommendations of Task Force on Disclosure Simplification, Securities Act Release No. 7431, Exchange Act Release No. 38,850, [1997 Transfer Binder] *Fed. Sec. L. Rep. (CCH) P85,953* (July 18, 1997).

We also note that upon consummation of the Merger, New Parent likely will not satisfy Rule 12g-3's requirement that New Parent Class A Common Stock be held of record by at least 300 persons. It is our opinion, however, that such noncompliance would not be inconsistent with the purposes of Rule 12g-3 and therefore should not preclude New Parent from relying on that rule. As noted in a number of previous no-action letters, presumably Rule 12g-3's threshold of 300 holders of record was to permit a successor to terminate its Exchange Act reporting and to coordinate with the standard for termination under Rule 12g-4 under the Exchange Act. See, e.g., Pediatrix Medical Group, Inc., supra; and IPC Information Systems, Inc., supra. The Company Class A Common Stock is listed on the NYSE and it is intended that the New Parent Class A Common Stock will be so listed following the Merger. Continued Exchange Act registration is essential to such listing and there is no intention to terminate New Parent's Exchange Act registration or reporting as a result of or in connection with the Merger. Accordingly, it is our opinion that this requirement should not affect the application of Rule 12g-3 to the Merger.

Accordingly, we respectfully request that you concur in our opinion that, upon issuance of the New Parent Class A Common Stock in exchange for Company Class A Common Stock in the Merger, the New Parent Class A Common Stock will be deemed registered under Section 12(b), notwithstanding that, upon consummation of the Merger, there are less than 300 holders of record.

6. Rule 12b-2

The Company is a large accelerated filer under Rule 12b-2 under the Exchange Act. Because New Parent would be the successor issuer to the Company (as discussed above in no-action request #5 (Rule 12g-3(a))), we are of the opinion that New Parent would be deemed a large accelerated filer for purposes of Rule 12b-2. The Division has taken similar positions on prior occasions. See, e.g., The Mosaic Company, supra; GulfMark Offshore, Inc., supra; Sun Healthcare Group, Inc. (available September 29, 2010); Otter Tail Corporation, supra; ABX Air, Inc. (available June 13, 2007); Hecla Mining Company, supra; and Matria Healthcare, Inc. supra. Accordingly, we respectfully request that you concur in our opinion that upon consummation of the Merger, New Parent will be deemed a large accelerated filer for purposes of Rule 12b-2.

7. Rule 14a-1

The term "registrant" is defined in Rule 14a-1 under the Exchange Act to mean "the issuer of the securities in respect of which proxies are to be solicited."[10] The introductory text to the definitions in Rule 14a-1 indicates that "the following definitions apply unless the context otherwise requires." For the reasons discussed below and for the same reasons discussed above that we believe New Parent is a

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[10] In Release No. 34-1823 (August 11, 1938) ("***Release No. 1823***"), the Commission first adopted a definition of the term "issuer" pursuant to the proxy rules. In Release No. 1823, the Commission indicated that the term "issuer" for purposes of Regulation X-14 shall mean "the issuer of the security in respect of which the proxy is solicited." The introductory text to the definitions of Regulation X-14 (as set forth in Release No. 1823) indicates that "[F]or the purpose of Regulation X-14, unless the context otherwise requires..." It is our opinion that this language, which has been retained in substantially the same form in current Rule 14a-1, evidences the Commission's recognition that there may be circumstances in which the meaning of the defined terms specifically set out in Rule 14a-1, including but not limited to the term "issuer" (as such term later was replaced with the term "registrant" in Release No. 34-23847 (November 25, 1986)), is appropriately subject to interpretation.

successor to the Company for purposes of Rule 414 under the Securities Act and Rule 12g-3(a) under the Exchange Act, it is our opinion that, on the specific facts set forth in this letter, the context appropriately allows the term "registrant" to be interpreted to include both the predecessor and successor for the limited regulatory purpose of Rule 14a-13 under the Exchange Act discussed below.

Pursuant to Rule 14a-13 under the Exchange Act, if the registrant knows that securities of any class entitled to vote at a meeting with respect to which the registrant intends to solicit proxies, consents or authorizations are held of record by a broker, dealer, voting trustee, bank, association, or other entity that exercises fiduciary powers (in nominee name or otherwise), the registrant shall, at least 20 business days prior to the record date of the meeting of security holders, inquire of each such record holder as to certain matters, including, whether other persons are the beneficial owners of such securities and if so, the number of copies of the proxy, other soliciting material and annual reports necessary to supply such material to such beneficial owners. Rule 14a-13 also requires the registrant to indicate to each such record holder certain information, including, whether the registrant intends to distribute the annual report to security holders to beneficial owners of its securities whose names, addresses and securities positions are disclosed pursuant to Rule 14b-1(b)(3) or Rule 14b-2(b)(4)(ii) and (iii) and the record date.

New Parent currently intends to hold its 2013 annual stockholders meeting in May 2013, consistent with the Company's historical practice as to the timing of the annual stockholders meeting. New Parent intends to set the record date for such annual meeting for a date that is soon after the effective date of the Merger to facilitate an effective proxy voting process.

On the timeline currently contemplated, to the extent the term "registrant" is construed narrowly so as not to include a predecessor in our situation, New Parent would not be able to make the notifications and inquiries required under Rule 14a-13 with regard to beneficial owners of New Parent Class A Common Stock because 20 business days prior to the anticipated record date there would not be any beneficial owners of New Parent Class A Common Stock (other than the Company) because the Merger would not have then been completed. As discussed above, in the Merger each outstanding share of capital stock of the Company will be converted into a share of capital stock of New Parent having the same designations, rights, powers and preferences and the qualifications, limitations and restrictions thereof, as the share of Company capital stock being converted. The shareholder base of Company Class A Common Stock immediately prior to the Merger will be the same as the shareholder base of New Parent Class A Common Stock immediately after the Merger. Therefore, we believe that making the required notifications and inquiries with regards to beneficial owners of Company Class A Common Stock in respect of the proxy, any other proxy solicitation materials and the annual report to security holders that New Parent will distribute in connection with its 2013 annual stockholders meeting: (a) would be consistent with the purpose of Rule 14a-13, (b) would allow the Company and New Parent to achieve the important corporate objectives of <u>both</u> completing the Reorganization as soon as possible and avoiding unnecessary delays and costs associated with holding its 2013 annual stockholders meeting,[11] (c) would not provide an opportunity to disenfranchise any stockholder from voting at the New Parent annual meeting who otherwise would have been entitled to vote (if the Merger had not occurred) at an annual meeting of the Company on the same date and (d) would not otherwise provide an opportunity for abuse of the proxy process.[12]

We also note that none of the three exceptions to the 20 business day requirement under Rule 14a-13(a)(3) that are provided in clauses (i), (ii) or (iii) thereof are applicable to New Parent's situation. Rule 14a-13(a)(3)(i) provides that if making the inquiries required by Rule 14a-13(a)(1) is impracticable 20 business days prior to the record date of a special meeting, the registrant may make the required inquiries as many days before the record date of such meeting as is practicable. This exception would not be available because the 2013 annual stockholders meeting would be a regularly scheduled annual meeting and not a special meeting. Rule 14a-13(a)(3)(ii) provides that if consents or authorizations are solicited, and the required inquiry is impracticable 20 business days before the earliest date on which they may be used to effect corporate action, such inquiry may be made as many days before that date as is practicable. We believe this exception is intended to apply to instances where written consents or authorizations are sought as a substitute for holding a meeting, as referenced in Rule 14a-13(a), and therefore would not be available for proxies solicited in connection with New Parent's annual stockholders meeting.[13] Finally, Rule 14a-13(a)(3)(iii) permits the registrant to make the required inquiries "at such later time as the rules of a national securities exchange on which the class of securities in question is listed may permit for good cause shown." Based on our review of the Listed Company Manual and our conversations with staff members of the NYSE, we do not believe that any such rules

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[11] The Company currently is implementing a turn-around plan, of which the Reorganization is an important component. Management believes that it is in the Company's and its stockholders' best interests to complete the Reorganization as quickly as possible to avoid any risks or additional costs that may arise from further delays. In addition, management believes that it is in the Company's and its stockholders' best interests to maintain its customary May annual stockholders meeting time and offer stockholders the opportunity to communicate with management and the Board at the meeting and through the proxy process without unnecessary delay. Moreover, delaying the annual meeting schedule to accommodate the closing of the Reorganization (which is one potential outcome if the 14a-1 interpretive relief sought is not received) would require the Company to incur the additional costs and effort associated with amending its annual report on Form 10-K for the year ended December 31, 2012 to include the information required by Part III of Form 10-K, which would otherwise have been incorporated by reference to the Company's definitive proxy statement.

[12] We note that the Merger may be effected without the vote of the Company's stockholders pursuant to Section 251(g) of the DGCL and the Merger is not otherwise being contested by the Company's stockholders. The requested relief is intended to allow New Parent to hold its 2013 annual meeting on the Company's customary timetable, without unnecessary delay and without prejudicing, or granting an advantage to, one group of stockholders vis a vis other stockholders.

[13] We note that the first sentence of Rule 14a-13 appears to suggest that the term "consents or authorizations" relates to actions where no meeting is held (i.e., "If the registrant knows that the securities of any class entitled to vote at a meeting or by written consents or actions **if no meeting is held** [bold emphasis added] with respect to which the registrant intends to solicit proxies, consents or authorizations for securities that are held of record by a broker, dealer, voting trustee, bank, association, or other entity that exercises fiduciary powers in nominee name or otherwise, the registrant shall..."

permitting a good cause showing for a later date have been adopted by the NYSE, and therefore Rule 14a-13(a)(3)(iii) would not be available.

Accordingly, we respectfully request that you concur in our interpretation that the term "registrant" in Rule 14a-1 may be interpreted to include the Company, in connection with a holding company reorganization under Section 251(g) of the DGCL on the facts set forth in this letter, solely for the limited regulatory purpose of determining the relevant record holders as required by Rule 14a-13. Based on that interpretation, notifications to and inquiries of brokers, dealers, voting trustees, banks, associations, or other entities that exercise fiduciary powers (in nominee name or otherwise) that are required under Rule 14a-13 in connection with New Parent's 2013 annual stockholders meeting (to be held after completion of the Merger) may be made to the relevant record holders of the Company's Class A Common Stock prior to the Merger at a date, as required by Rule 14a-13(a)(3), that is at least 20 business days prior to the record date for that meeting.

Conclusion

On behalf of the Company, we respectfully request the Division grant the no-action relief or provide the interpretative advice, as appropriate, as described under the heading "Request" above. We also request that the Division confirm that New Parent may rely on the Division's no-action relief or interpretative advice to the same extent as the Company.

If for any reason you do not concur with any of our conclusions or opinions, we would appreciate the opportunity to confer with members of the Division by telephone prior to any written response to this letter.

If you have any questions or require any additional information in connection with this request, please contact the undersigned at (212) 310-8850.

Very truly yours,



David Lefkowitz

cc: Office of Mergers and Acquisitions
Division of Corporation Finance
Michele Anderson, Esq., Chief
Nicholas Panos, Esq., Senior Special Counsel

Genworth Financial, Inc.
Leon Roday, Esq., Senior Vice President, General Counsel and Secretary
Michael McCullough, Esq., Chief Securities Counsel